FORM 6-K
U.S. SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13A-16 OR 15D-16
OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of January 2007

Commission File Number 1-15184

SADIA S.A.
(Exact Name as Specified in its Charter)

N/A
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(Translation of Registrant's Name)

Rua Fortunato Ferraz, 365
Vila Anastacio, Sao Paulo, SP
05093-901 Brazil
(Address of principal executive offices) (Zip code)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F   [X]                    Form 40-F    [   ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):    [   ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):    [   ]

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes   [    ]                           No   [X]

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): Not applicable.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused the Report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: Jan 16, 2007

SADIA S.A.

By:/s/Welson Teixeira Junior
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Name: Welson Teixeira Junior
Title: Investor Relations Officer

MARKET ANNOUNCEMENT

The shareholders of Sadia S.A. are hereby advised that, pursuant to a decision rendered on this date by the Board of the Brazilian Securities and Exchange Commission – CVM, the proposed amendment of articles 15 and 37 of the By-Laws shall not be discussed at the Extraordinary Shareholders Meeting of this Company to be held tomorrow, January 12, 2007.

It is clarified that the aforementioned decision was made to comply with a request submitted by the shareholder Caixa de Previdência dos Funcionários do Banco do Brasil – Previ to interrupt the course of time for holding the aforementioned Extraordinary Shareholders Meeting.

Pursuant to CVM Instruction No. 372/02, Art. 3 and its paragraphs, please be informed that articles 15 and 37 of the By-Laws shall be appreciated at the Shareholders Meeting to be held next February 1, without prejudice of the possibility of the Company's Board of Directors making a new resolution about this matter in the light of the decision that may be rendered by the Brazilian Securities and Exchange Commission.

São Paulo, January 11th, 2007

Welson Teixeira Júnior
Investor Relations Officer